FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

February 7, 2008

Item 3: News Release:

A news release dated and issued on February 7, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital and Stillwater Mining Budget $1 million for Drill Program - Goodnews Platinum Project, Alaska

Item 5: Full Description of Material Change:

February 7, 2008, Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to report assay results from the 2007 sampling from the Goodnews Platinum Project JV (GPP). 2007 field activities commenced in June with a six person team collecting 651 grab rock outcrop samples, 26 coarse wash pan concentrate samples, and 110 auger soil samples.  The 2007 GPP exploration program has identified numerous areas of lode Pt mineralization in the uplands surrounding the Salmon River drainage.  The Goodnews Bay Mine produced 650,000 oz of placer platinum from the Salmon River and its tributaries from 1927 through 1978.  During this period the Goodnews Bay Placers was the primary platinum producer in the United States.

Assay results from the 2007 outcrop sampling program range up to 2.3 ppm platinum. Clusters of outcrop samples greater than 100 ppb platinum are located on both Red Mountain and Susie Mountain. Assay results from basal soil samples range from below detection to 432 ppb platinum, with a cluster of samples with greater than 50 ppb platinum located at the SW flank of Susie Mountain.

Based on assay results from 2006-2007 grab rock outcrop samples and basal soil samples, three prospects (Last Chance, Susie West, and Rock Mite) have been delineated as drill targets for the 2008 exploration program.  (See map on page 2)

A $1,000,000 exploration budget has been approved for 2008 with the objective to drill one or more established targets and to define additional new platinum mineralization.

Last Chance

Outcrop grab rock sampling has defined the Last Chance prospect located on Red Mountain at the head of Dowry Creek, a past producing platinum placer deposit.  The bedrock platinum anomaly measures 650 meters north - south by 175 meters east - west (Figure 1).  The prospect has a vertical exposure of 50 meters with platinum enriched chromium iron (Cr-Fe) oxides outcropping in dunite between elevations of 380 - 430 meters.  Platinum grades are variable and range up to 2.27g/t.  Within this prospect there are also platinum and palladium enriched magnetite - clinopyroxene veins cutting the dunite.  Platinum/palladium ratios are near 1 which clearly differentiates this magnetite in clinopyroxene hosted mineralization from the chromite in dunite hosted mineralization that has much higher platinum/palladium ratios.

Susie West

Assay results from auger sampling conducted on Susie Mountain has defined a platinum anomaly in basal mineral soils derived from clinopyroxene rich rocks.  A 50 meter by 100 meter sampling grid has defined a >50 ppb platinum soil anomaly with a teardrop shaped area that measures 200 meters east-west by 35 meters north-south and contains samples that grade up to 432 ppb platinum.  This basal soil platinum anomaly is open to the west.  Susie Mountain and Red Mountain are a single intrusion that has been dissected by the Salmon River Fault.  The Susie Mountain portion of the intrusion is at a lower erosional level.  This means that the recently discovered platinum mineralization at the Susie west prospect is hosted in rock equivalent to what has been eroded from Red Mountain to form the Salmon River platinum placer.  This discovery on Susie Mountain is very exciting and indicates the potential of the area to host lode mineralization in rocks that correlate to the lode source of the platinum placers on the west side of the Salmon River Fault.

Rock Mite

This drill target is an area of outcropping wehrlite on the southwestern ridge of Susie Mountain.  Outcrop grab rock sampling conducted in 2006 identified platinum values up to 334 ppb in veins containing magnetite within the wehrlite.  Additional sampling in 2007 has expanded the known surface extent of mineralization to the north and south.  Of the twenty outcrop grab rock samples collected in 2007, seven returned platinum values greater than 100 ppb, with a high of 603 ppb.

 The Rock Mite prospect represents another form of platinum mineralization identified on Susie Mountain in rocks that correlate to the lode source of the platinum placers on the west side of the Salmon River Fault.

Goodnews Platinum Project

PFN and Stillwater Mining Company (Stillwater) (NYSE: SWC) are exploring the lode platinum potential of the Goodnews Bay Ultramafic Intrusion, the proposed source for the Salmon River platinum placer deposit. PFN has an agreement with Calista Corp, which controls the subsurface estate surrounding the Salmon River, to explore for and develop a potential lode platinum deposit.  An outcrop and basal soil sampling program was conducted in July 2006 and June-July 2007 which resulted in the definition of drill targets at both Red Mountain and Susie Mountain.

Under the terms of the Option Agreement, by spending $4 million Stillwater is entitled to earn a 50% interest in GPP by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a Feasibility Study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Property into Commercial Production within an additional three years.

The GPP option agreement was approved by Calista Corporation in December 2007.  Calista Corporation is the second largest landowner of 13 regional Alaskan Native corporations formed in 1971 under the Alaska Native Claims Settlement Act (ANCSA).  Calista Corporation’s land entitlements exceed 6.5 million acres in Southwest Alaska and contain several significant mineral occurrences, including Goodnews Bay (platinum) and Donlin Creek gold project (14.8 million ounces Measured and Indicated and 13.6 million ounces Inferred).  For more information about Calista visit their website www.calistacorp.com.

Stillwater Mining Company – Strategic Shareholder

On November 17, 2006, Stillwater acquired approximately 11% interest in PFN by completing a $2 million private placement.  In 2007, Stillwater has participated in two additional private placements and currently holds approximately 10% of Pacific North West Capital Corp.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 7h day of February 2008.